UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

ClearBridge MLP & Midstream Total Return Fund Inc
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

18469Q207
(CUSIP Number)

April 3, 2020, December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[__]
Rule 13d-1(b)

[X]
Rule 13d-1(c)

[__]
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	18469Q207

1	Names of Reporting Persons Jim L. Allen.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 636,686*
	6	Shared Voting Power 1,255*
	7	Sole Dispositive Power 636,686*
	8	Shared Dispositive Power 1,255*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 637,941*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 9.1%**
12	Type of Reporting Person (See Instructions) IA

*This information is as of September 7, 2022.
**This percentage is calculated based on 7,001,744 shares of common stock outstanding as of May 31, 2022, as disclosed in the issuer's Form N-CSR filed on July 28, 2022.

Item 1.

(a)
Name of Issuer: ClearBridge MLP & Midstream Total Return Fund Inc.

(b)
Address of Issuer's Principal Executive Offices: 620 Eighth Avenue, 47th floor, New York, NY, 10018.

Item 2.

(a)
Name of Person Filing: Jim L. Allen.

(b)
Address of Principal Business Office or, if None, Residence: 55 Emerald Mountain EXPY, Wetumpka, Alabama 36093.

(c)
Citizenship: Mr. Allen is a citizen of the United States.

(d)
Title and Class of Securities: Common stock, $0.001 Par Value (the "Common Stock").

(e)
CUSIP No.: 18469Q207

Item 3.
If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is

(a)
[__]
Broker or dealer registered under Section 15 of the Act;

(b)
[__]
Bank as defined in Section 3(a)(6) of the Act;

(c)
[__]
Insurance company as defined in Section 3(a)(19) of the Act;

(d)
[__]
Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)
[__]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)
[__]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)
[__]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)
[__]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813

(i)
[__]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)
[__]
A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)
[__]
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

In addition to the information set forth in Rows (5) - (11) of the cover page, the Reporting Person discloses the following ownership of shares of common stock of the Issuer*:

As of April 3, 2020:

(a) Amount beneficially owned: 3,189,544 shares.

(b) Percent of class: 8.3%*.

(c) Number of shares as to which the person had:

(i) Sole power to vote or to direct the vote 3,183,430 shares.

(ii) Shared power to vote or to direct the vote 6,114 shares.

(iii) Sole power to dispose or to direct the disposition of 3,183,430 shares.

(iv) Shared power to dispose or to direct the disposition of 6,114 shares.

As of December 31, 2020:

(a) Amount beneficially owned: 637,941 shares.

(b) Percent of class: 8.7%*.

(c) Number of shares as to which the person had:

(i) Sole power to vote or to direct the vote 636,686 shares.

(ii) Shared power to vote or to direct the vote 1,255 shares.

(iii) Sole power to dispose or to direct the disposition of 636,686 shares.

(iv) Shared power to dispose or to direct the disposition of 1,255 shares.

*The percentage for April 3, 2020 is based on 38,400,142 shares outstanding on March 9, 2020, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A filed on April 16, 2020. The percentage for December 31, 2020 is based on 7,370,335 shares outstanding on November 30, 2020 as disclosed in Issuer’s Form N-CSR filed on February 1, 2021.

Item 5.
Ownership of Five Percent or Less of a Class. N/A

Item 6.
Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.
Identification and classification of members of the group. N/A

Item 9.
Notice of Dissolution of Group. N/A

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2022

_/s/ Jim L. Allen____________________
Jim L. Allen